Fomento Económico Mexicano, S.A.B. de C.V.
Ave. General Anaya 601 Pte., Col. Bella Vista
64410 Monterrey, N.L. Mexico

August 28, 2013

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mexican Economic Development, Inc. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 8, 2013 (File No. 333-08752)

Dear Ms. Jenkins:

By letter dated August 15, 2013 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed on April 8, 2013 (the “2012 Form 20-F”) by Fomento Económico Mexicano, S.A.B. de C.V. (the “Company”).  We today submit herewith, via facsimile and EDGAR, responses to the Staff’s comments.

For your convenience, we have reproduced below the Staff’s comments in bold and have provided the Company’s response immediately below each comment.

Form 20-F for the Year Ended December 31, 2012

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.
We note you have used “ Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method” as your starting point to determine cash flows from operating activities. We believe that profit and loss, as defined in IAS 1, is what IAS 7 intended to use to measure cash flows from operating activities. Please tell us why you believe your presentation is in accordance with IAS 7.

Ms. Tia Jenkins, page 2

We believe our presentation is materially consistent with IAS 7 because it is a measure of profit and loss that only excludes two items, income tax and share of the profit of associates and joint ventures accounted for using equity method net of taxes, that are non-cash items. As such, there is no impact on overall cash flows or cash generated from operating activities. Further, if we used net income as the starting point on the statement of cash flows, these two items would be shown as non-cash reconciling items. We are also aware that many companies use pre-tax income as a starting point on the statement of cash flows.  However, we are aware that as a measure of pre-tax profit and loss, the only item it excludes is “share of profit of associates and joint ventures”. This amount is disclosed in our consolidated income statement, and we believe it is not misleading to investors to not start with this amount on the cash flow statement. The only adjustment that we would propose to make to the cash flow statement in future periods would be to start with pre-tax income and show a non-cash adjustment for share of profit from associates and joint ventures. We will make this presentation change in our future filings.

For your information, below is how the measure we use as a starting point would reconcile to pre-tax profit or loss for 2012:

                                                                    2012

Pre-tax profit or loss	36,000
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(8,470)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	27,530

Notes to the consolidated financial statements

2 Basis of presentation

2.2.1 Presentation of consolidated income statement, page F-7

2.	Since you present costs and expenses by function, please provide additional information about the expenses by nature in accordance with paragraph 104 of IAS 1.

Paragraph 104 mentions “An entity classifying expenses by function shall disclose additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense”. We have disclosed depreciation and amortization in our Consolidated Statement of Cash Flows and our notes to the consolidated financial statements 11 “Property, Plant and Equipment, Net” and 12 “Intangible Assets, Net”. Long-term employee benefits expenses are disclosed in our note to the consolidated financial statements 16.8 “Post-employment and other long-term employee benefits expense”. We also have disclosed distribution costs and advertising and deferred promotional expenses in our notes to the consolidated financial statements 3.21 “Administrative and selling expenses” and 9.1 “Other current assets”, respectively.

Ms. Tia Jenkins, page 3

In our future filings we will include additional disclosure of the nature of expenses in Note 16.8 and 8 to our consolidated financial statements:

Note 16.8 will include:

Wages and salaries
Social security costs
Employee profit sharing
Post employment benefits (*)
Post employment benefits recognized in other expenses (note 19) (*)
Share-based payments (*)
Termination benefits (*)
(*) These amounts have already been disclosed in our 2012 Consolidated Financial Statements.

Note 8 “Inventories” will include:

Changes in inventories of finished goods and work in progress
Raw materials and consumables used

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Ms. Tia Jenkins, page 4

Also, as requested by the Staff, the Company acknowledges that:

▪ it is responsible for the adequacy and accuracy of the disclosure in its filings;

▪ Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

▪ the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response.  If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours, /s/ Javier Astaburuaga Sanjines Mr. Javier Astaburuaga Sanjines Chief Financial Officer Fomento Económico Mexicano, S.A.B. de C.V.

cc:
Duane McLaughlin
Aaron Saunders

Cleary Gottlieb Steen & Hamilton LLP